January 16, 2007

Via EDGAR

Mr. Stephen Krikorian
Securities and Exchange Commission
Mail Stop 4561
Washington, DC 20549

RE: Merisel, Inc (File No. 000-17156)
Form 10-K for the Fiscal Year Ended December 31, 2005
Form 10-Q for the Quarterly Period Ended September 30, 2006

Dear Mr. Krikorian,

Set forth below are responses to each comment contained in your letter dated December 14, 2006 addressed to Mr. Donald R. Uzzi, Chief Executive Officer of Merisel, Inc (the “Company”). The number of each response corresponds to the number assigned to each comment in your December 14, 2006 letter. Our responses, which have been reviewed by our independent auditors, BDO Seidman, LLC, are as follows:

Comment 1: Further explain the nature of your revenues, describing each of your products and service offerings and the accounting revenue recognition principles and methods of applying them (refer to paragraph 12 of APB 22). For each of type of arrangement you enter into, identify the accounting literature relied upon, how you determine that each of the criteria for recognition have been met, and the basis for any revenue deferral. Tell us what consideration you gave to including an expanded revenue recognition policy in the notes to financial statements. Also tell us what consideration you gave to presenting your sales and cost of sales separately for products and services on the face of the statements of operations following Rules 5-03.1 and 2 of Regulation S-X.

Response to Comment 1: The Company operates in the graphic services industry, which involves preparing images and text for preproduction to exact specifications for application to a variety of media. The Company specializes in producing high impact, premium quality printed graphics used primarily in retail stores, large format outdoor environments and event displays, as well as designing and producing three-dimensional models of consumer products that are used in advertising, trade shows or as sales samples.

The Company’s sales cycle begins when a salesman’s quote for a project is accepted by a customer. The quote details the services required and the price and terms of the project. A customer’s acceptance of quote is documented in the form of a purchase order, which follows the project through production. During the production phase, the services ordered, for example scanning, retouching, or laminating are completed and the final graphic image is output to a substrate, such as signage, point of purchase displays or models. These tangible products are the Company’s final product. To complete the sales cycle, the final product is shipped to the customer, and the customer is subsequently invoiced.

Due to the absence of authoritative literature addressing the Company specific industry or arrangement, the Company follows the broad revenue recognition criteria specified in the FASB’s conceptual framework and in accordance with Staff Accounting Bulletin No. 104, which provides guidance on the recognition, presentation and disclosure of revenue in financial statements.

Based on these guidelines, the Company recognizes revenue once it has been realized or realizable and earned, which occurs when the following criteria are met:

▪	Pervasive evidence of an arrangement exists
▪	Delivery has occurred or services have been rendered
▪	The seller’s price to the buyer is fixed or determinable
▪	Collectibility is reasonably assured

The Company believes that once the production process is complete and the goods have been shipped, the four revenue recognition criteria have been properly met. The Company does not defer revenue because all revenue is recognized when the product is shipped.

Rules 5-03.1 and 2 of Regulation S-X require the separate statement of operations presentation of the following classes of revenues: net sales of tangible products, operating revenues of public utilities, rental income, service income, and other income. Because the Company’s services culminate with the production of a tangible product that is delivered to the final customer, the Company believes it has only one revenue stream related to the sale of tangible products. The Company does not provide any services that are marketed or sold separately from its final tangible products. As such, the Company reports its revenues as a single caption on the statement of operations.

The Company will expand its revenue recognition disclosure in future filings to address the above comments.

Comment 2: We note from your disclosure of your unbilled accounts receivable accounting policy that some receivables are normally invoiced in the month following shipment and completion of the earnings process. Tell us how you consider these payment terms in determining when to recognize revenue in these arrangements.

Response to Comment 2: After a final product has been shipped, there is a normal business process that the Company performs before it sends out the final invoice. The process, which takes an average of three business days, includes a reconciliation of the job costs including material and labor costs, collection of shipping costs, and final approval by the account manager. This process is performed to reconcile the cost side of the sale transaction, and does not impact the sales price, which is determinable at the shipment date. Because the process can extend a few days beyond the monthly cut off, some quarter end sales are invoiced the month after product has been shipped. Typically the payment terms on invoices are net 30 days from the invoice date. As stated in the footnote disclosure, the Company records invoices as revenue in the period when the earnings process is completed (ie production is completed and the goods are shipped.) The Company does not believe that the invoice date and terms bear any weight on when the four criteria of revenue recognition are met.

Comment 3:. We note from your disclosure that trademarks have been recorded in the financial statements as non-amortizable intangible assets with indefinite useful lives. Tell us why you believe these assets have indefinite useful lives and how you considered paragraph 11 of SFAS 142 in determining the indefinite useful lives of these intangible assets. Ensure that your response addresses how you considered any legal or contractual provisions associated with the trademarks. Identify the characteristics of Color Edge, Inc. that support the use of an indefinite life. In this regard, indicate the type of technology used by Color Edge, Inc. and whether that technology is subject to obsolescence. Further, describe the relationship customers have with Color Edge Inc. and indicate how long Color Edge, Inc. has been in business. Also tell us how you considered that Color Edge, Inc. and Affiliates was amortizing their trademarks over a fifteen-year useful life as noted in the combined financial statements included on Form 8-K/A filed October 31, 2005.

Response to Comment 3: Per paragraph 11 of SFAS 142, “if no legal, regulatory, contractual, competitive, economic, or other factors limit the useful life of an intangible asset to the reporting entity, the useful life of the asset shall be considered to be indefinite.”

The Color Edge (“CE”) trademark is registered with the United States Patent and Trademark Office and has a remaining legal life of 3 years. In order to maintain its federal trademark registration, the Company must continue to use the trademark in connection with the goods and/or services in the registration document and must file an application for renewal under 15 U.S.C. 1059. The Company must file the renewal application with a minimal filing fee every ten years. The Company intends to continuously renew the trademark. Therefore, we believe there are no legal, regulatory or contractual factors that limit the life of the trademark.

The Company also believes that there are no other factors, including economic or competitive factors that limit the life of the trademark. This opinion is based on an analysis of CE’s product and service delivery capabilities relative to its competitors in the graphic services industry. These capabilities include:

▪
Superior Technology- CE has made the necessary investment in equipment and digital technology to meet the needs of its customers. These investments provide CE with cutting edge technological capabilities to work with multiple file formats and print substrates in virtually any size. Because CE is one of the front runners in investing in digital technology, CE is well positioned to exploit new emerging technologies for the benefit of their customers.

▪
Strong Customer Relationships - The graphic imaging business is generally characterized by individual orders from clients on a project-by-project basis rather than long long-term supply contracts. Continued engagements for successive jobs are primarily dependent upon the client’s satisfaction with products and services previously provided. CE has established long-standing relationships with its clients based on its reputation for excellent quality service. Some of the world’s most brand-conscious clients have remained loyal to CE for years. This loyalty is demonstrated by CE’s top twenty clients, which have relied on CE’s services for an average of over eight years.

▪
Rapid Turnaround and Delivery Times - CE has proven the ability to consistently meet clients’ tight timetables, which can be as little as 24 hours from start to finish. As the lead time from design to final output compresses, CE is well-positioned to leverage its efficient and scalable production capabilities on both the east and west coasts

ColorEdge and its predecessor companies have been in the graphic services business for over 40 years. As CE acquired subsidiaries, it determined that the trademarks purchased had useful lives of fifteen years. The Company did not rely on the accounting policies of CE and its predecessors in part because the trademarks the Company purchased were not the same as the trademarks recorded by CE, which were related to their smaller brand acquisitions (specifically Photobition New York) and not the ColorEdge brand name. Currently, the Company operates under the ColorEdge brand name and does not use the trademarks of CE’s predecessor companies. The Company performed, with the help of independent consultants, its own analysis of the value and life of the trademarks purchased using the income approach of valuation. According to the quantitative analysis performed in the valuation, as well as the qualitative analysis above, the Company determined that ColorEdge trademark has an indefinite life and will not be amortized, but periodically tested for impairment in accordance with SFAS 142.

Based on CE’s existing reputation and, the forecasted growth in the graphic services industry, and CE strategic advantages in relation to its competition, the ColorEdge trademark is expected to provide positive net cash flow contribution to the Company for an indefinite period of time.

Comment 4: You indicate that you have recorded a full valuation allowance against net deferred tax assets based on the fact that you have only owned your current operations for a short time period. Provide us with your analysis supporting the conclusion that based on the weight of available evidence, it is more likely than not that all of the deferred tax assets will not be realized as of December 31, 2004 and 2005. Refer to paragraphs 17.e and 20 through 25 of SFAS 109. Ensure that your analysis addresses how you considered your predecessor’s history of reporting net income during the most recent three years and your predecessor’s assessment that a valuation allowance was not necessary.

Response to Comment 4: SFAS 109 paragraph 17e requires that if, “based on the weight of available evidence, it is more likely than not (a likelihood of more than 50 percent) that some portion or all of the deferred tax assets will not be realized,” a valuation allowance should be used to reduce deferred tax assets to the amount that is more than likely to be realized. Paragraph 21 continues with “future realization of the tax benefit of an existing deductible temporary difference or carryforward ultimately depends on the existence of sufficient taxable income of the appropriate character.”

During the fiscal years ended December 31, 2004 and 2005, the Company was uncertain about the likelihood of future taxable income, and as such, estimated that none of the deferred tax assets would be realized. As stated in Note 8 of the Company’s Form 10K, “This determination was made based on the fact that the Company has only owned its current operating units for a short period and will reassess after a satisfactory earning pattern has been established.”

As of December 31, 2004, the Company had no ongoing operations, but had by that time entered into an asset purchase agreement for ColorEdge and Affiliates (“CE”) and Comp24. The Company subsequently closed on both acquisition deals on March 1, 2005. Therefore, for the fiscal year ended December 31, 2005, the Company included in its Statement of Operations nine months of activity from these acquired subsidiaries, as well, as five months from the Crush Creative acquisition completed in August 2005.

When determining whether a deferred tax valuation allowance was necessary, management considered that previous to its acquisition, CE recorded increasing pre-tax income from 2000 to 2004, as well as, CE’s assessment that a valuation allowance was not necessary. However, management identified the following risk factors that raised questions about the certainty of future taxable income for Merisel.

▪
The Company was in the process of merging three private company acquisitions and a corporate office into one publicly traded operating company. Management considered that the integration process of subsidiaries is a complex, time-consuming and expensive process. Due to its complexity, the integration process could strain the combined company’s resources resulting in a diversion from the combined company’s core business objectives. As a result of these integration risks, there were no assurances that the Company could successfully integrate its new subsidiaries in order to realize any of the anticipated benefits of the acquisitions.

▪
CE and the Company’s other 2005 acquisitions were not previously public companies; as such their internal controls were not of a caliber typical to public companies. As such, management expected to incur additional costs related to increasing accounting and finance staff, updating accounting systems, and complying with public company internal control requirements. Because of these additional costs, management considered that the acquisitions’ operating results from pre-acquisition periods may differ materially from post-acquisition periods.

▪
The graphic services industry is highly competitive. In order to effectively compete, the Company must anticipate new technologies to continuously improve its product and service offerings. The industry is currently transitioning from the traditional business of conventional wet film processing to digital technology. These new technologies could create lower barriers to entry so as to permit other firms to provide competing products or allow clients to move to in-house production of digital solutions. A significant portion of the predecessor companies’ historical revenues were related to conventional wet film processing. As such, management’s expectations for increases in taxable income have been tempered for the short-term until the Company can realize the benefits of new initiatives expected to impact the long-term.

After weighing the evidence above, management decided in accordance with the SFAS 109 “more than likely to be realized” criteria to place a full valuation on its deferred tax assets and reassess in 2006, when the combined company had a more complete earning pattern established.

Comment 5: We note from your Form 8-K filed on May 1, 2006 that the purchase price payable under the Color Edge and Color Edge Visual Purchase Agreements was reduced by $450,425 and $4,053,826, respectively. Explain your accounting for the amendment to the purchase agreements and the reduction in the purchase price. Tell us how your accounting complies with the guidance in SFAS 141.

Response to Comment 5: SFAS 141 defines the “cost” of an acquisition to the acquiring entity as equal to the fair values exchanged. Exchange transactions in which the consideration is given in cash are measured by the amount of cash paid. Furthermore, paragraph 26 states that cash and other assets distributed, securities issued unconditionally, and amounts of contingent consideration that are determinable at the date of acquisition shall be included in determining the cost of an acquired entity and recorded at that date.

During the acquisition of ColorEdge and ColorEdge Visual (collectively “CE”), the Company entered into the original asset purchase agreements dated December 24, 2004 and then two amendments to the purchase agreements dated March 1, 2005 and April 17, 2006. The purchase prices per the agreements dated December 24, 2004 were disclosed in the Form 8-K filed on December 28, 2004 but were not recorded on the Company’s books. The Company initially recorded the purchase transaction on the closing date of March 1, 2005 when the first amendment was signed and when the cash consideration was distributed. The second amendment to the purchase agreement dated April 17, 2006 amended the confidentiality and non-compete agreements but did not materially modify the purchase price of the acquisition.

On March 1, 2005, the Company measured the cost of the acquisitions by the amount of cash distributed at the closing, which was based on the first amendment to purchase agreement dated March 1, 2005. The Amendment stipulated that a portion of the cash consideration distributed be deposited into an escrow account. The release of funds to the seller was to occur upon delivery of Closing Date Balance Sheet (dated November 30, 2004) and CE meeting certain working capital and EBITA requirements based on the numbers in the November 30, 2004 financials.. Therefore, the Company included the funds held in escrow as part of the cost of acquisition.

During the audit of CE’s November 30, 2004 financial statements, CE’s auditors found numerous audit adjustments, which caused CE to fall below the minimum required thresholds. During the third quarter of 2005, consideration of approximately $2,659,000 relating to the final purchase price adjustment was returned to the Company from the funds held in escrow. At that time, the Company recorded the purchase price adjustment to reduce the cost of the acquisition by the consideration received. The purchase price adjustment was disclosed in Note 13 Acquisitions in the Form 10Q for the Quarterly Period Ended September 30, 2005.

The purchase price adjustments of $450,425 and $4,053,826 disclosed in the Form 8-K filed on May 1, 2006 were related to both the price adjustment between the December 24, 2004 agreement and the March 1, 2005 amendment and the third quarter 2005 adjustment related to return of escrow funds.

As of filing of Form 10-Q for the Quarterly Period Ended September 30, 2006, the costs of the acquisitions of ColorEdge and ColorEdge Visual had been finalized and stated at the total cash consideration paid plus any acquisition related professional fees.

We acknowledge that it is our responsibility for the adequacy and accuracy of the disclosure in our filings with the Commission. We understand that any staff comments or changes to disclosure in response to staff comments does not foreclose the Commission from taking any action with respect to our filings with the Commission. In addition, we will not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at 212-594-4800 with any questions or comments you may have regarding this response letter. To the extent that we can be of help in facilitating this process, please do not hesitate to call. Thank you in advance for your cooperation in this matter.

Sincerely, Merisel, Inc.
By:	/s/ Jon H. Peterson
Jon H. Peterson
Title: Chief Financial Officer